Exhibit 99.1
MediWound Provides Corporate Update Related to COVID-19 Pandemic

YAVNE, Israel, March 30, 2020 -- MediWound Ltd. (Nasdaq: MDWD) (the “Company”), a fully-integrated biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, today provided an update on certain impacts of the COVID-19 pandemic on its business operations and clinical programs.

In response to the evolving situation related to the spread of COVID-19, MediWound’s priority continues to be protecting the health of its employees and the communities in which they live and work. At the same time, the Company is working to ensure that healthcare providers and patients have uninterrupted access to our commercial and products under development. With this in mind, MediWound has adopted a series of precautionary measures to mitigate the potential spread of COVID-19, while also permitting the continuation of critical business functions. The Company has instituted a global remote work policy and is now leveraging virtual tools and digital communication technologies to continue important interactions with its employees, healthcare professionals, patients and other stakeholders.

In light of the COVID-19 substantial impact on the global healthcare delivery system, and taking into account regulatory, institutional, and government guidance and policies, the Company has decided to temporarily suspend the initiation of additional clinical sites and new patient enrollment in our U.S. EscharEx phase 2 study for the treatment of venous leg ulcers (“VLUs”). Existing EscharEx clinical sites are continuing to manage randomized patients currently on treatment, including with the adoption of enhanced safety measures, such as the implementation of remote site monitoring, virtual tools and digital communication. Importantly, the Company is prepared and committed to resume site expansion, patient screening and randomization once the situation permits.

The NexoBrid expanded access (“NEXT”) program continues to enroll patients, thus enabling U.S. burn centers to treat burn patients with NexoBrid. In addition, patient follow-up in the pivotal U.S. Phase 3 clinical study (“DETECT”) of NexoBrid remains ongoing and the preparation of the Biologics License Application for NexoBrid continues as planned.

Currently, the Company’s manufacturing facility is operational, and there is sufficient inventory of NexoBrid on hand to meet expected demand over the next several quarters. However, the Company continues to assess the potential impact of COVID-19 on its manufacturing operations and global supply chain, including potential adjustments to the U.S. Biomedical Advanced Research and Development Authority’s (“BARDA”) delivery plan of NexoBrid emergency stock. At this time, the Company does not anticipate a change to its 2020 cash use guidance as a result of COVID-19.

“As a result of the COVID-19 pandemic and subsequent shelter-in-place orders that are occurring globally, we have made the decision to temporarily suspend patient enrollment in our EscharEx phase 2 study, said Sharon Malka, CEO of MediWound. “Our priorities now are the safety of the patients and healthcare providers who are participating in our clinical trials, the health and safety of our employees and external partners conducting our trials, as well as reducing stress on the healthcare system.”

“In view of the challenges of the healthcare system, national burn care associations, including the Italian Society of Burn Surgery, have stressed the need to shift more burn patients toward non-surgical care in order to alleviate the burden on acute care staff and inpatient operating rooms. This is consistent with clinical guidelines issued by national healthcare systems, such as the United Kingdom’s National Health Service, for the management of acute burns during the COVID-19 pandemic, underscoring the role of enzymatic debridement for burn care in emergencies.”

Mr. Malka concluded, “Given the dynamic nature of the COVID-19 pandemic, we will continue to monitor its operations and will assess the need for further actions as appropriate. Supported by our strong balance sheet, I firmly believe we can weather this storm. Our thoughts and prayers are with patients and families globally as we all face this pandemic together.”

About MediWound Ltd.
MediWound is a fully-integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid, non-surgically and rapidly removes burn eschar without harming viable tissue. The product has received marketing authorization from the European Medicines Agency as well as the Israeli, Argentinian, South Korean, Russian and Peruvian Ministries of Health. MediWound’s second innovative product, EscharEx® is a topical biological drug candidate for the debridement of chronic and other hard-to-heal wounds using the same proteolytic enzyme technology as NexoBrid. In two Phase 2 studies, EscharEx has demonstrated safety and efficacy in the debridement of various chronic and other hard-to-heal wounds, within a few daily applications. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding the impact of the COVID-19 pandemic on the Company’s operations, including its ongoing clinical studies, enrollment of patients for the Company’s clinical studies, the timing of the Company’s clinical studies, the operation of the manufacturing facility, including the level of inventory, the filing of the BLA and the Company’s expected financial results, including its cash use guidance. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the ongoing risks to our business and operations related to the COVID-19 outbreak; and the risks discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2019 as well as information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts: Boaz Gur-Lavie Chief Financial Officer MediWound Ltd. ir@mediwound.com	Jeremy Feffer Jeremy Feffer Managing Director, LifeSci Advisors 212-915-2568 jeremy@lifesciadvisors.com